Exhibit I

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth our capitalization and indebtedness as of June 30, 2025 as determined in accordance with GAAP. You should read this table in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for the six months ended June  30, 2025, included in our Report on Form 6-K furnished to the United States Securities and Exchange Commission on August 6, 2025. No adjustments have been made to reflect normal course operations by us or other developments in our business after June 30, 2025. As a result, the information provided below is not indicative of our capitalization as of any date after June 30, 2025. Amounts have been rounded to the nearest thousand for presentation purposes and as a result total amounts may not represent arithmetical sums of components.

As of June 30, 2025 $ thousands
Debt
Credit Facilities	728,450
Sales and Lease Back Agreements	1,543,516
Unsecured Bonds	292,706
Total borrowings	2,564,672
Total indebtedness	2,564,672
Capital
Share Capital (58,725,267 common shares issued and outstanding and 1,221,061 Treasury Shares as of June 30, 2025)	599
Paid-in Capital	1,243,388
Retained earnings	194,978
Accumulated other comprehensive loss	(112)
Total Capital	1,438,853
Total capitalization and indebtedness	4,003,525